Exhibit 21.1

List of Subsidiaries of New Age Beverages Corporation

The registrant, NewAge, Inc., has four direct subsidiaries as follows:

1.	NABC, Inc., a Colorado corporation.

2.	NABC Properties, LLC, a Colorado limited liability company.

3.	Morinda Holdings, Inc., a Utah corporation.

4.	Ariix, LLC, a Utah limited liability company

In addition, Morinda and Ariix have numerous subsidiaries that are in the same line of business.